UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Jr., Stewart
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
   USA
2. Issuer Name and Ticker or Trading Symbol
   HCR Manor Care
   HCR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12-31-00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |12/19/|S   | |221,884           |D  |           |                   |      |Note 1                     |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/19/|S   | |120,125           |D  |           |                   |      |Note 1                     |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/19/|S   | |5,846             |D  |           |                   |      |Note 1                     |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/20/|S   | |922               |D  |           |0                  |I     |Note 1                     |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |851,669            |I     |Note 2                     |
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Common Stock               |12/15/|J   | |210,068           |D  |           |0                  |I     |Note 3                     |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |394,026            |I     |Note 4                     |
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Common Stock               |      |    | |                  |   |           |381                |I     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Common Stock Options  |        |     |    | |           |   |     |     |            |       |       |18,000      |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
Note 1: On December 15, 2000, Mid Pines Associates, LP distributed shares to Stewart Bainum, Jr., the Stewart
Bainum, Jr. Declaration of Trust, the Stewart Bainum, Jr. Grantor Retained Annuity Trust and trusts for the benefit of Mr. Bainum, Jr.'s minor children. These shares were subsequently sold.
Note 2: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (3,567,869) owned by Realty
Investment Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. is a non-controlling shareholder. Also includes 128,591 shares indirectly held through certain trusts for the benefit of Mr.
Bainum, Jr.'s two minor
children.
Note 3: On December 15, 2000, Mr. Bainum, Jr. resigned as trustee of various trusts for the benefit of his nephews.
Note 4: The proportionate interest of certain trusts in shares (3,567,869) owned by Realty Investment Company,
Inc. for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum is the trustee and his nephews are the beneficiaries.
Beneficial ownership is
disclaimed.